Exhibit 99.1

SCOPUS ENTERS INTO TERM SHEET TO ACQUIRE THE BUSINESS OF OPTIBASE

TEL – AVIV, August 4, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that it has entered into a non-binding Term Sheet to acquire the business of Optibase Ltd. (NASDAQ & TASE: OBAS), the Company’s principal shareholder. Optibase, based in Herzliya, Israel, provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. According to its audited financial statements, Optibase reported revenue of approximately $23 million for 2007.

Pursuant to the Term Sheet, Scopus will acquire certain assets and liabilities related to the digital video and streaming business of Optibase, in consideration for 2.6 million ordinary shares of Scopus plus an earn-out of up to 0.9 million additional shares based on the achievement of sales goals. Upon completion of the transaction, Optibase, currently a 36% shareholder of Scopus, will own approximately 46% of Scopus’s outstanding ordinary shares, or 49%, if taking into account the full attainment of the additional earn-out shares.

As part of the Term Sheet, the parties agreed that all necessary corporate actions will be taken in order to amend Scopus’ articles of association such that Scopus will no longer have a staggered board and Scopus shall adopt instead standard provisions regarding the appointment of directors at Scopus’ general meeting by an ordinary majority and agreed on the composition of the board of directors of Scopus following the closing.

The proposed transaction is subject to the completion of due diligence, negotiation and execution of definitive agreements and the satisfaction of customary closing conditions, including approval of the respective shareholders of Scopus and Optibase. In accordance with Israeli law, the approval of the transaction by Scopus shareholders would require a special majority because it is a transaction with a principal shareholder. The transaction is expected to close in the fourth quarter of 2008. However, there is no assurance that definitive agreements providing for the transaction as contemplated by the Term Sheet will be executed or that the transaction will be consummated at such time or at all.

“The acquisition of the digital video and streaming business of Optibase is a positive step for Scopus,” commented Dr. Yaron Simler, CEO of Scopus. “We have identified what we believe to be potential synergies and cost savings associated with this transaction. In addition to our current portfolio, Optibase’s products extend the breadth of our offering to our customers, opening up new markets for Scopus. Finally, it should enable us to become a more prominent player in the digital video networking market.”

Dr. Simler concluded, “While there are still a few major steps ahead, this is an important development that we expect will accelerate the growth of our business in 2008 and beyond.”

A copy of the Term Sheet described in this press release will be included as an exhibit to the Form 6-K to be filed today by Scopus with the U.S. Securities and Exchange Commission (SEC).

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

FORWARD-LOOKING STATEMENTS

This press release and the letter quoted herein may include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions may be identified by the use of forward-looking terminology, such as “may,” “expects,” “intends,” “believes,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) risks and uncertainties relating to the acquisition of Optibase’s business and (6) the other risk factors set forth in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, Scopus does not undertake any obligation to update forward-looking statements made herein.

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net